FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

2Q12 Earnings

Consolidated net income reaches R$ 253 million in the quarter

São Paulo, Brazil, July 23, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3] announce their results for the second quarter of 2012 (2Q12). The results are presented in the segments as follows: GPA Food, which comprises supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores; and GPA Consolidated, comprised by GPA Food and Viavarejo (Casas Bahia and Ponto Frio's bricks-and-mortar stores and Nova Pontocom's e-commerce: Extra.com.br, PontoFrio.com.br and Casasbahia.com.br).

GPA Food

Gross sales revenue up 7.3% in 2Q12

GPA Food’s EBITDA margin at 8.5% in 2Q12

  Gross sales revenue at R$ 7.437 billion, up 7.3% over 2Q11
  Gross profit at R$ 1.801 billion, up 14.8% over 2Q11
  EBITDA at R$ 574 million, up 37.0% over 2Q11, with margin at 8.5%
  Net income at R$ 253 million, up 171.3% over 2Q11
  Impact on results of R$ 98 million related to real estate projects (more on page 8). Results excluding the real estate projects are presented as from page 2.

GPA Consolidated

EBITDA totaled R$ 787 million in 2Q12, up 22.8% over 2Q11, and EBITDA margin at 6.5%

Net income totaled R$ 255 million, up 179.7% over 2Q11

  Gross sales revenue totaled R$ 13.512 billion, up 7.2% over 2Q11
  Gross profit at R$ 3.241 billion, up 8.5%
  EBITDA at R$ 787 million, up 22.8%
  Net income at R$ 255 million, up 179.7% over 2Q11

HIGHLIGHTS
			GPA Food						GPA Consolidated
(R$ million)(1)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Gross Sales Revenue	7,437	6,928	7.3%	14,808	13,569	9.1%	13,512	12,605	7.2%	27,172	24,978	8.8%
Net Sales Revenue	6,720	6,229	7.9%	13,376	12,213	9.5%	12,037	11,270	6.8%	24,185	22,139	9.2%
Gross Profit	1,801	1,569	14.8%	3,527	3,106	13.6%	3,241	2,987	8.5%	6,497	5,836	11.3%
Gross Margin	26.8%	25.2%	160 bps	26.4%	25.4%	100 bps	26.9%	26.5%	40 bps	26.9%	26.4%	50 bps
EBITDA	574	419	37.0%	1,067	841	26.9%	787	641	22.8%	1,545	1,224	26.3%
EBITDA Margin(2)	8.5%	6.7%	180 bps	8.0%	6.9%	110 bps	6.5%	5.7%	80 bps	6.4%	5.5%	90 bps
Net Financial Revenue (Expenses)	(121)	(166)	-27.4%	(263)	(328)	-19.7%	(285)	(336)	-15.3%	(620)	(662)	-6.2%
% of net sales revenue	1.8%	2.7%	-90 bps	2.0%	2.7%	-70 bps	2.4%	3.0%	-60 bps	2.6%	3.0%	-40 bps
Net Income - Controlling Shareholders (3)	253	93	171.3%	414	239	73.5%	255	91	179.7%	421	223	88.5%
Net Margin	3.8%	1.5%	230 bps	3.1%	2.0%	110 bps	2.1%	0.8%	130 bps	1.7%	1.0%	70 bps
(1) Totals may not tally as the figures are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Earnings before Interest, Taxes, Depreciation, Amortization and Net Financial Revenue (Expenses)
(3) Net Income after noncontrolling shareholders

1/18

PERFORMANCE BY SEGMENT

The Company’s operations are integrated into two business segments, as shown below:

In order to enable comparison of the Company’s figures, the tables and explanations about the 2Q12 earnings will be presented excluding revenue from the Company’s real estate projects (see page 8).

SALES PERFORMANCE

	GPA Food ex-real estate projects				GPA Food (ex-real estate projects )
				Retail			Cash and Carry
(R$ million)	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ

GrossSales Revenue	7,339	6,928	5.9%	6,196	5,900	5.0%	1,142	1,028	11.1%
Net Sales Revenue	6,621	6,229	6.3%	5,579	5,296	5.3%	1,043	933	11.7%
Gross'Same-Store' Sales Revenue	4.7%	9.1%
Food	4.8%	10.0%
Non-food	4.3%	5.9%

2/18

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

GPA Food’s gross sales revenue increased 5.9% in 2Q12 over 2Q11, due, among other factors, to the opening of 14 stores in the past 12 months and to the conclusion of the conversion process for banners CompreBem and Sendas into Extra Supermercado and banner Extra Fácil into Minimercado Extra.

Gross same-store sales growth was 4.7%, or -0.2% in real terms, when deflated by the IPCA benchmark inflation index for the period. It is worth noting that, differently from 2Q11, the shopping period ahead of Easter Day also impacted the first quarter of 2012. The Company’s sales performance was also impacted by the retail sales in the beginning of the second quarter, in line with the performance released by the Brazilian Geography and Statistics Institute (IBGE), which showed the slowest growth pace since March 2009.

▶   Retail: Gross sales revenue up 5.0% over 2Q11, mainly due to:

▪          Differentiated performance in some segments, mainly of the general merchandise segment, which posted higher sales revenue due to the introduction of a broader assortment for such products, and of the home and personal care segment, for which several initiatives were developed jointly with suppliers. The trend was offset by a decline in the fish segment’s sales revenue, due to the Easter effect and to a lower average price per kilo;

▪          Faster sales pace in the neighborhood and supermarket formats. The first format saw the conversion of of 66 Extra Fácil stores into Minimercado Extra. Minimercado’s value proposition is different from Extra Fácil’s, once the first offers a broader assortment of perishables and services, in addition to assortment adjusted to each microregion. In 2Q12, the conversion process of banner Extra Fácil into Minimercado Extra was concluded. As for the second format, Extra Supermercado also posted growth above the Group’s average in gross same-store sales.

▶   Cash and carry: Gross sales revenue up 11.1%, mainly due to:

▪          Brand repositioning, with assortment changes, a process which began in the second half of 2011, focusing on the assortment to the target publics - processors, distributors and users, which favors an increase in the average ticket.

	GPA Food ex-real estate projects			GPA Consolidated ex-real estate projects

(R$ million)	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Gross Sales Revenue	14,709	13,569	8.4%	13,414	12,605	6.4%	27,073	24,978	8.4%
Net Sales Revenue	13,278	12,213	8.7%	11,939	11,270	5.9%	24,087	22,139	8.8%
Gross 'Same-Store' Sales Revenue	7.0%	7.4%		5.6%	10.1%		7.6%	8.5%
Food	7.0%	7.4%
Non-food	6.7%	7.3%

GPA Food 1H12 x 1H11 (excludes real estate projects)

In the first half of 2012, gross sales revenue increased 8.4%. The 7.0% same-store sales growth, or 2.0% in real terms, is due to the successful conversions into Extra Supermercado and Minimercado Extra, as these banners’ stores posted improved performance compared with the ones in operation before the conversion, and to the opening of 10 stores in the past 12 months (for further information, see page 10, on the CAPEX section).

GPA Consolidated 2Q12 x 2Q11

Gross sales revenue totaled R$ 13.414 billion in 2Q12, up 6.4%. In addition to GPA Food’s growth, as explained above, sales increase at Viavarejo stood out. The operation posted sales growth in two of the industry’s main shopping dates for the home appliances segment: Mothers’ Day, in May, and Valentines’ Day, commemorated in June in Brazil, and were also benefitted by an extension of the reduction on the IPI tax on some white-line products and relaxation in the tax on furniture.

3/18

GPA Consolidated 1H12 x 1H11

Gross sales revenue totaled R$ 27.073 billion, up 8.4%. Same-store sales growth was 7.6%.

Operating Performance

	GPA Food ex-real estate projects			GPA Food (ex-real estate projects)
				Retail			Cash and Carry
(R$ million)	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ

Net Sales Revenue	6,621	6,229	6.3%	5,579	5,296	5.3%	1,043	933	11.7%
Gross Profit	1,703	1,569	8.5%	1,550	1,454	6.6%	153	115	32.5%
Gross Margin	25.7%	25.2%	50 bps	27.8%	27.5%	30 bps	14.6%	12.3%	230 bps
Selling Expenses	(1,049)	(988)	6.2%	(947)	(892)	6.1%	(102)	(96)	6.6%
General and Administrative Expenses	(175)	(162)	8.2%	(165)	(156)	5.4%	(10)	(5)	88.5%
Total Operating Expenses	(1,224)	(1,150)	6.5%	(1,112)	(1,048)	6.0%	(113)	(102)	11.0%
% of Net Sales Revenue	18.5%	18.5%	0 bps	20.0%	19.8%	20 bps	10.8%	10.9%	-10 bps
EBITDA	479	419	14.2%	439	406	8.2%	40	14	192.3%
EBITDA Margin	7.2%	6.7%	50 bps	7.9%	7.7%	20 bps	3.8%	1.5%	230 bps

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

In 2Q12, EBITDA totaled R$ 479 million, up 14.2%, and margin was up 50 basis points, to 7.2%. EBITDA of the retail segment increased 8.2%, while EBITDA of the cash-and-carry segment increased 192.3%. In 2Q11, the cash-and-carry segment accounted for 14.8% in GPA Food’s gross sales revenue, and increased to 15.6% in 2Q12. This segment’s participation on GPA Food’s EBITDA accounted for 8.3% in 2Q12, up from 3.3% in 2Q11.

▶   Retail: EBITDA margin reached 7.9%, a 20-basis-point gain, due to:

▪       30-basis-point gain in gross margin, following a sales mix with higher value-added products, such as perishables and general merchandise, which were also favored by the conversions into Minimercado Extra and Extra Supermercado, once these categories’ presence is higher on those formats. Such performance was in line with the trend in the previous quarters;

▪       Increase of 20 basis points in total operating expenses as percentage of net sales revenue due to an increase in personnel and marketing expenses.

▶   Cash and carry: the segment posted EBITDA margin at 3.8%, up 230 basis points over 2Q11, due to:

▪       230 basis-point increase in gross margin, to 14.6%, following maturation of stores opened in the past 2 years; new positioning in assortment for the target public, which privileges more profitable items;

▪       Reduction in sales expenses due to productivity gains in stores and adjustment of services rendered at the stores. The sales area reformatting, for inventory optimization, and the logistics model review benefit expense control;

4/18

GPA Food 1H12 x 1H11 (excludes real estate projects)

EBITDA increased 16.2%, due to a 10.4% increase in gross profit and maintenance of operating expenses as percentage of gross sales revenue at 18.5%.

	GPA Food ex-real estate projects			GPA Consolidated ex-real estate projects

(R$ million)	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Net Sales Revenue	13,278	12,213	8.7%	11,939	11,270	5.9%	24,087	22,139	8.8%
GrossProfit	3,429	3,106	10.4%	3,142	2,987	5.2%	6,398	5,836	9.6%
Gross Margin	25.8%	25.4%	40 bps	26.3%	26.5%	-20 bps	26.6%	26.4%	20 bps
Selling Expenses	(2,086)	(1,926)	8.3%	(2,039)	(1,922)	6.1%	(4,098)	(3,803)	7.8%
General and Administrative Expenses	(365)	(339)	7.7%	(411)	(424)	-3.0%	(845)	(809)	4.4%
Total Operating Expenses	(2,451)	(2,265)	8.2%	(2,450)	(2,346)	4.4%	(4,942)	(4,612)	7.2%
% of Net Sales Revenue	18.5%	18.5%	0 bps	20.5%	20.8%	-30 bps	20.5%	20.8%	-30 bps
EBITDA	978	841	16.2%	692	641	7.9%	1,456	1,224	19.0%
EBITDA Margin	7.4%	6.9%	50 bps	5.8%	5.7%	10 bps	6.0%	5.5%	50 bps

GPA Consolidated 2Q12 x 2Q11

Gross margin declined 20 basis points, due to fiercer competition in the segments in which Viavarejo operates; the increase in participation of white-line products sales, which carry lower margins compared with those of other categories; and increase in participation of the cash-and-carry segment in GPA Food’s sales, as mentioned above.

In 2Q12, EBITDA totaled R$ 692 million, up 7.9%, with margin at 5.8%, up 10 basis points over 2Q11, due to operation improvement in GPA Food, as mentioned above, through maintenance in operating expenses as percentage of net sales revenue.

GPA Consolidated 1H12 x 1H11

EBITDA increased 19.0% to R$ 1.456 billion, with margin at 6.0%, up 50 basis points over 1H11.

Financial Performance and Indebtedness

Financial Result

	GPA Food ex-real estate projects						GPA Consolidated ex-real estate projects

(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Financial Revenue	123	102	19.9%	228	195	17.4%	151	139	8.5%	296	272	8.8%
Financial Expenses	(244)	(269)	-9.3%	(492)	(523)	-5.8%	(436)	(475)	-8.2%	(917)	(934)	-1.8%
Net Financial Revenue (Expenses)	(121)	(166)	-27.2%	(264)	(328)	-19.6%	(285)	(336)	-15.2%	(621)	(662)	-6.2%
% of Net Sales Revenue	1.8%	2.7%	-90 bps	2.0%	2.7%	-70 bps	2.4%	3.0%	-60 bps	2.6%	3.0%	-40 bps

Charges on Net Bank Debt	(64)	(85)	-25.4%	(143)	(169)	-15.3%	(66)	(138)	-52.0%	(144)	(266)	-46.1%
Cost of Discount of Receivables	(26)	(34)	-24.5%	(56)	(82)	-32.4%	(191)	(167)	14.0%	(422)	(333)	26.9%
Restatement of Other Assets and Liabilities	(32)	(47)	-32.4%	(65)	(77)	-15.3%	(28)	(30)	-8.0%	(55)	(63)	-12.3%
Net Financial Revenue (Expenses)	(121)	(166)	-27.2%	(264)	(328)	-19.6%	(285)	(336)	-15.2%	(621)	(662)	-6.2%

5/18

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

The net financial expense was R$ 121 million, and accounted for 1.8% of net sales revenue, down 90 basis points from that in 2Q11. Such reduction is due to the effects from the decline in the base interest rate, notably as from September 2011, which impacts the Company as explained below:

▪      R$ 64 million in charges on the net bank debt, which accounted for 1.0% of net sales volume, down 40 basis points from 2Q11. The interest rate decline in the period benefitted this reduction;

▪      R$ 26 million in discounted credit card receivables cost, which accounted for 0.4% of net sales revenue. The 20 basis-point reduction, as compared with 2Q11, is directly impacted by a maintenance in the Company’s commercial policy coupled with an interest rate decline;

▪      R$ 32 million in restatement of other assets and liabilities, which accounted for 0.5% of net sales revenue in the quarter, down 20 basis points from 2Q11.

GPA Food 1H12 x 1H11 (excludes real estate projects)

The net financial result was an expense of R$ 264 million, down 19.6%, despite the 8.4% increase in gross sales revenue. The result was impacted by a decline in interest rates and control in payment conditions.

GPA Consolidated 2Q12 x 2Q11

The net financial result was an expense of R$ 285 million and accounted for 2.4% of net sales revenue, down 60 basis points from 2Q11.

GPA Consolidated 1H12 x 1H11

In the first half of 2012, the net financial result was an expense of R$ 621 million and accounted for 2.6% of net sales revenue, down 40 basis points from 1H11.

6/18

Indebtedness

	GPA Food		GPA Consolidated
(R$ million)	06.30.2012	03.31.2012	06.30.2012	03.31.2012

Short Term Debt	(2,084)	(2,382)	(2,373)	(2,442)
Loans and Financing	(1,406)	(1,859)	(1,581)	(1,915)
Debentures	(679)	(523)	(792)	(527)
Long Term Debt	(4,767)	(3,199)	(5,658)	(3,827)
Loans and Financing	(1,754)	(1,302)	(1,844)	(1,529)
Debentures	(3,012)	(1,896)	(3,814)	(2,298)
Total Gross Debt	(6,851)	(5,581)	(8,031)	(6,269)
Cash	4,221	2,831	5,473	3,746
Net Debt	(2,630)	(2,750)	(2,557)	(2,523)
Net Debt / EBITDA(1)	1.26x	1.36x	0.78x	0.78x
Payment book - short term	-	-	(2,227)	(2,211)
Payment book - long term	-	-	(116)	(112)
Net Debt with payment book	-	-	(4,900)	(4,846.69)
Net Debt / EBITDA(1)	1.26x	1.36x	1.50x	1.51x
(1) EBITDA f or t he last 12 mont hs. Doesnot include real est at e project s

GPA Food (excludes real estate projects)

On 06/30/2012, GPA Food’s net debt totaled R$ 2.630 billion, down R$ 120 million from 03/31/2012, mainly due to the cash generation in the period. The net-debt-to-EBITDA ratio was at 1.26 x at the end of June.

GPA Consolidated

Net debt totaled R$ 2.557 billion as of 06/30/2012, up R$ 34 million in comparison with 03/31/2012. The net-debt-to-EBITDA ratio was at 0.78x.

The Company issued three new series of debentures in the quarter and will use the proceeds to lengthen its debt profile:

▪  11th simple debenture issue of Companhia Brasileira de Distribuição (CBD) - R$ 1.200 billion, with yield of 100% of the CDI + spread of 1% and to mature in 42 months;

▪  1st simple debenture issue of Nova Pontocom (NPC) - R$ 100 million, with yield at 105.35% of the CDI and to mature in 12 months; and

▪  1st simple debenture issue of Nova Casa Bahia (NCB) - R$ 400 million, with yield at 100% of the CDI + spread of 0.72% and to mature in 31 months.

The Company endorsed both debenture issues.

7/18

GPA Malls & Properties

The opening of stores at Grupo Pão de Açúcar is the result of a planned expansion process. The Company uses its market intelligence to promote synergies between its retail strength and its real estate assets, which are managed by its real estate unit, GPA Malls & Properties (GPA M&P). GPA M&P manages and explores the Company’s real estate assets, and looks at unlocking value in this market.

In the second quarter, a R$ 98 million gross sales revenue was recognized. It is related to a land swap with Cyrela and with Pitangueiras Desenvolvimento Imobiliário of Company’s pieces of land for the development and construction of projects, among them Thera Faria Lima Pinheiros, launched in October 2011, and Figue, respectively. The swap revenue is net of the accounting cost of the piece of land.

It is worth noting that the operational cycle at the real estate industry is different from that at the retail industry, for it is longer, generally exceeds the fiscal year period in which the project started and relies on real estate launches and their pace.

For further information on the recognition of such revenue, see explanatory notes number 3.b. and 26, on the Financial Statements.

Net income

	GPA Food ex-real estate projects						GPA Consolidated ex-real estate projects

(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ%	2Q12	2Q11	Δ%	1H12	1H11	Δ%

EBITDA	479	419	14.2%	978	841	16.2%	692	641	7.9%	1,456	1,224	19.0%
Depreciation and Amortization	(156)	(116)	34.0%	(303)	(241)	25.6%	(189)	(150)	25.7%	(375)	(308)	21.7%
Net Financial Revenue (Expenses)	(121)	(166)	-27.2%	(264)	(328)	-19.6%	(285)	(336)	-15.2%	(621)	(662)	-6.2%
Equity Income	(2)	(1)	111.9%	2	6	-68.1%	(3)	3	-199.4%	2	13	-83.5%
Result from Permanent Assets	(14)	1	-	(24)	1	0.0%	(10)	1 -		(3)	1	-347.2%
Nonrecurring Result	-	(49)	-	-	(49)	-	-	(49)	-	-	(49)	-
Other Operating Revenue (Expenses)	23	6	294.2%	23	0	0.0%	16	(15)	-212.6%	15	(27)	-154.2%
Income Before Income Tax	208	93	124.8%	412	231	78.7%	222	95	134.6%	474	192	146.7%
Income Tax	(64)	(1)	N/A	(115)	(3)	0.0%	(73)	(9)	746.8%	(156)	5 -
Minority Interest - Noncontrolling	13	2	-	27	12	134.9%	9	5	90.6%	14	26	-47.9%
Net Income(1) - Controlling Shareholders	157	93	68.6%	325	239	35.9%	159	91	74.5%	331	223	48.3%
Net Margin	2.4%	1.5%	90 bps	2.4%	2.0%	40 bps	1.3%	0.8%	50 bps	1.4%	1.0%	40 bps

Net income GPA Malls & Properties	96	-	-	90	-	-	96	-	-	90	-	-

Net Income(1) - Controlling Shareholders	253	93	171.3%	414	239	73.5%	255	91	179.7%	421	223	88.5%
Net Margin	3.8%	1.5%	230 bps	3.1%	2.0%	110 bps	2.1%	0.8%	130 bps	1.7%	1.0%	70 bps

Total Nonrecurring	-	35	-	-	35	-	10	66	-	10	73	-
Refis 11.941/2009	-	28	-	-	28	-	-	28	-	-	28	-
Expenses (Revenues) with Association	-	21	-	-	21	-	10	47	-	10	53	-
Income Tax from Nonrecurring	-	(10)	-	-	(10)	-	(3)	(14)	-	(3)	(16)	-
Minority Interest	-	(5)	-	-	(5)	-	3	5	-	3	8	-
Adjusted Net Income	253	128	97.8%	414	273	51.6%	264	157	68.4%	431	297	45.3%
Adjusted Net Margin	3.8%	2.1%	170 bps	3.1%	2.2%	90 bps	2.2%	1.4%	80 bps	1.8%	1.3%	50 bps
(1) Net Income after noncontrolling shareholders

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

Operating income before income tax totaled R$ 208 million, up 124,8% over 2Q11. The increase reflects the operational improvement in all formats and strict control over operating and financial expenses. Net income increased 68.6%, to R$ 157 million, with net margin at 2.4%, up 90 basis points.

8/18

Net income for GPA Food including the real estate projects totaled R$ 253 million in 2Q12, up 171.3% over the same year-ago period. In 1H12, net income totaled R$ 414 million, up 73.5% over 1H11.

GPA Food 1H12 x 1H11 (excludes real estate projects)

In the first half, the operating income before income tax totaled R$ 412 million, up 78.7% over the same period last year;

GPA Consolidated 2Q12 x 2Q11

Net income totaled R$ 159 million, up 74.5% over 2Q11, reflecting the operational improvements in GPA Food. The net margin increased 50 basis points in 2Q12 to 1.3%.

GPA Consolidated 1H12 x 1H11

In the first half, net income, including Malls & Properties operations, totaled R$ 421 million, up 88.5% over the same period last year.

Cash Flow

	GPA Food						GPA Consolidated
(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

Cash Balance at beginning of period	2,831	2,441	391	3,544	2,468	1,076	3,746	3,588	158	4,970	3,818	1,152
Cash Flow from operating activities	655	635	20	327	390	(63)	623	536	87	61	(310)	371
EBITDA	574	419	155	1,067	841	226	787	641	146	1,545	1,224	321
Cost of Discount of Receivables	(43)	(41)	(2)	(72)	(88)	16	(153)	(194)	41	(304)	(360)	56
Working Capital	123	257	(133)	(668)	(363)	(305)	(11)	89	(100)	(1,181)	(1,174)	(6)
Cash Flow from Investment Activities	(276)	(214)	(63)	(451)	(436)	(15)	(345)	(320)	(25)	(547)	(584)	37
Net CAPEX	(245)	(94)	(151)	(455)	(436)	(19)	(314)	(238)	(76)	(550)	(584)	34
Aquisition and Others	(31)	(120)	89	3	-	3	(31)	(82)	51	3	-	3
Cash Flow from Financing Activities	1,011	(285)	1,297	801	154	647	1,450	159	1,291	990	1,040	(50)
Dividends Payments and Others	(131)	(137)	6	(131)	(137)	6	(131)	(137)	6	(131)	(137)	6
Net Proceeds	1,142	(149)	1,291	932	291	641	1,580	296	1,285	1,120	1,176	(56)

Variation of Net Cash Generated	1,390	136	1,254	677	108	569	1,728	375	1,352	503	145	358

Cash Balance at end of period	4,221	2,576	1,645	4,221	2,576	1,645	5,473	3,963	1,510	5,473	3,963	1,510

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

At the end of 2Q12, GPA Food´s cash flow was positive by R$ 4.221 billion, up R$ 1.645 billion over 2Q11, mostly due to the net proceeds and operating cash generation in the period. In May, the Company concluded its 11st debentures issue in the amount of R$ 1.200 billion.

GPA Consolidated 2Q12 x 2Q11

Cash flow in 2Q12 stood at R$ 5.473 billion, a R$ 1.510 billion change in the period.

9/18

CAPEX

			GPA Food						GPA Consolidated
(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ	2Q12	2Q11	Δ	1H12	1H11	Δ

New stores and land acquisition	119	23	412.1%	182	85	114.5%	155	34	359.6%	232	111	108.7%
Store renovations and conversions	98	97	0.8%	181	222	-18.3%	107	115	-6.8%	198	242	-18.3%
Infrastructure and Others	102	85	19.0%	145	148	-2.4%	129	141	-8.2%	204	220	-7.2%
Total	318	206	54.7%	508	455	11.7%	392	290	35.1%	633	573	10.5%

GPA Food 2Q12 x 2Q11 (excludes real estate projects)

In 2Q12, GPA Food invested R$ 318 million, allocated as follows:

▪  R$ 119 million to store renovations and conversions. In 2Q12, the Company opened one Pão de Açúcar store, one Extra Hiper, one Minimercado Extra, and five drugstores.

▪  R$ 98 million to store openings, construction and land acquisitions. In 2Q12, the conversion process of Extra Fácil to Minimercado Extra stores was concluded;

▪  R$ 102 million to infrastructure (technology and logistics) and others;

GPA Food 1H12 x 1H11

In the first half, GPA Food invested R$ 508 million, most of which, 72.0%, were aimed to land acquisitions and store openings  and to renovations and conversions. GPA Food’s sales area, which totaled 1,887 thousand square meters mil at the end of the period, should increase between 6.0% and 6.7% in 2012, as per the guidance released by the Company on 05/08/12.

GPA Consolidated 2Q12 x 2Q11

Investments totaled R$ 391 million, representing 62% of total invested in the first half of the year, which include R$ 73 million invested in Viavarejo and R$ 318 million from GPA Food, as detailed above.

In addition to the GPA Food stores mentioned above, another three Ponto Frio and three Casas Bahia stores were opened in the period. Another 14 GPA Food stores and 18 Viavarejo are currently being built.

Investments in the period are in line with the Company’s annual business plan. The Company reaffirm the guidance of approximately R$ 1.8 billion in investments for this year, of which R$ 1.4 billion to GPA Food and R$ 400 million to GPA Non Food.

10/18

Dividends

GPA Consolidated

			GPA Consolidated
(R$ million)	2Q12	2Q11	Δ	1H12	1H11	Δ
Dividends	27,9	22,6	23,5%	55,7	45,1	23,5%

GPA Consolidated

On 07/23/2012, the Board of Directors approved the prepayment of interim dividends totaling R$0.11 per preferred share and R$0.10 per common share. Dividends to be paid in 2Q12 will total R$27.9 million, complying with Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of 08/03/2009.

The interim payment referring to 2Q12 will be made on 08/13/2012. Shareholders registered as such on 07/31/2012 will be entitled to receive the payment. Shares will be traded ex-dividends as of 08/01/2012, until the payment date.

11/18

BALANCE SHEET
ASSETS
		GPA Food			GPA Consolidated
(R$ million)	06.30.2012	03.31.2012	06.30.2011	06.30.2012	03.31.2012	06.30.2011
Current Assets	9,019	8,167	7,158	16,694	15,466	15,295
Cash and Marketable Securities	4,221	2,831	2,576	5,473	3,746	3,963
Accounts Receivable	260	309	183	2,253	2,284	1,985
Credit Cards	181	215	112	389	381	202
Payment book	-	-	-	1,961	1,988	1,835
Sales Vouchers and Others	76	90	67	105	106	131
Post-Dated Checks	4	4	5	4	4	5
Allowance for Doubtful Accounts	(1)	(0)	(2)	(205)	(195)	(189)
Resulting from Commercial Agreements	389	392	279	389	392	279
Receivables Fund (FIDC)	1,056	1,086	1,090	2,381	2,364	2,341
Inventories	2,603	2,832	2,323	4,939	5,178	4,816
Recoverable Taxes	270	445	440	826	1,032	1,347
Expenses in Advance and Other Accounts Receivables	219	272	268	432	470	564
Noncurrent Assets	14,278	13,799	12,934	17,261	16,564	15,128
Long-Term Assets	2,564	2,243	1,916	4,405	3,893	3,061
Marketable Securities	-	-	-	-	-	-
Accounts Receivables	462	448	519	556	543	612
Paes Mendonça	462	448	434	462	448	434
Payment Book	-	-	-	102	101	98
Others	-	-	89	-	-	89
Allowance for Doubtful Accounts	-	-	(4)	(7)	(6)	(9)
Recoverable Taxes	212	33	13	1,030	721	84
Fair Value Bartira	355	304	416	355	304	416
Deferred Income Tax and Social Contribution	426	442	415	1,185	1,211	1,180
Amounts Receivable from Related Parties	178	248	66	146	152	141
Judicial Deposits	730	652	471	899	809	594
Expenses in Advance and Others	92	116	16	123	153	34
Investments	176	161	144	269	258	232
Property and Equipment	6,617	6,523	6,169	7,554	7,436	6,981
Intangible Assets	4,920	4,873	4,706	5,032	4,977	4,855
TOTAL ASSETS	23,297	21,966	20,092	33,955	32,030	30,423

LIABILITIES
		GPA Food			GPA Consolidated
	06.30.2012	03.31.2012	06.30.2011	06.30.2012	03.31.2012	06.30.2011
Current Liabilities	6,149	6,636	4,279	11,297	11,445	9,962
Suppliers	2,533	2,744	2,225	4,570	4,716	4,475
Loans and Financing	1,406	1,859	488	1,581	1,915	1,261
Payment Book (CDCI)	-	-	-	2,227	2,211	1,948
Debentures	679	523	278	792	527	278
Payroll and Related Charges	372	321	319	837	712	645
Taxes and Social Contribution Payable	81	82	61	180	199	300
Dividends Proposed	1	103	2	1	103	2
Financing for Purchase of Fixed Assets	14	14	14	14	14	14
Rents	44	42	44	44	42	44
Acquisition of Companies	58	56	68	58	56	68
Debt with Related Parties	522	513	499	52	88	13
Advertisement	40	38	34	85	88	34
Provision for Restructuring	9	12	6	9	12	6
Tax Payments	166	91	41	169	94	45
Advanced Revenue	8	13	-	77	79	85
Others	217	223	200	601	587	743
Long-Term Liabilities	9,338	7,755	8,577	12,151	10,320	10,685
Loans and Financing	1,754	1,302	2,512	1,844	1,529	2,666
Payment Book (CDCI)	-	-	-	116	112	114
Receivables Fund (FIDC)	1,194	1,167	1,163	2,437	2,383	2,417
Debentures	3,012	1,896	1,488	3,814	2,298	1,488
Acquisition of Companies	199	194	227	199	194	227
Deferred Income Tax and Social Contribution	1,104	1,107	1,102	1,104	1,107	1,102
Tax Installments	1,201	1,260	1,443	1,244	1,302	1,488
Provision for Contingencies	552	537	414	721	701	515
Advanced Revenue	23	-	-	375	368	407
Others	298	291	228	298	326	261

Shareholders' Equity	7,810	7,575	7,236	10,507	10,265	9,776
Capital	5,278	4,708	4,778	6,702	6,130	6,118
Capital Reserves	202	392	370	202	392	370
Profit Reserves	1,147	1,279	839	1,147	1,279	839
Minority Interest	1,183	1,196	1,249	2,456	2,465	2,449
TOTAL LIABILITIES	23,297	21,966	20,092	33,955	32,030	30,423

12/18

	INCOME STATEMENT (ex-real estate projects)												INCOME STATEMENT
	GPA Food			GPA Food						GPA Consolidated			GPA Food IFRS			GPA Consolidated IFRS
				Retail			Cash and Carry
R$ - Million	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ	2Q12	2Q11	Δ
Gross Sales Revenue	7,339	6,928	5.9%	6,196	5,900	5.0%	1,142	1,028	11.1%	13,414	12,605	6.4%	7,437	6,928	7.3%	13,512	12,605	7.2%
Net Sales Revenue	6,621	6,229	6.3%	5,579	5,296	5.3%	1,043	933	11.7%	11,939	11,270	5.9%	6,720	6,229	7.9%	12,037	11,270	6.8%
Cost of Goods Sold	(4,918)	(4,660)	5.6%	(4,028)	(3,842)	4.9%	(890)	(818)	8.8%	(8,797)	(8,282)	6.2%	(4,918)	(4,660)	5.6%	(8,797)	(8,282)	6.2%
Gross Profit	1,703	1,569	8.5%	1,550	1,454	6.6%	153	115	32.5%	3,142	2,987	5.2%	1,801	1,569	14.8%	3,241	2,987	8.5%
Selling Expenses	(1,049)	(988)	6.2%	(947)	(892)	6.1%	(102)	(96)	6.6%	(2,039)	(1,922)	6.1%	(1,047)	(988)	5.9%	(2,037)	(1,922)	6.0%
General and Administrative Expenses	(175)	(162)	8.2%	(165)	(156)	5.4%	(10)	(5)	88.5%	(411)	(424)	-3.0%	(180)	(162)	11.4%	(416)	(424)	-1.8%
Total Operating Expenses	(1,224)	(1,150)	6.5%	(1,112)	(1,048)	6.0%	(113)	(102)	11.0%	(2,450)	(2,346)	4.4%	(1,227)	(1,150)	6.7%	(2,453)	(2,346)	4.6%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	479	419	14.2%	439	406	8.2%	40	14	192.3%	692	641	7.9%	574	419	37.0%	787	641	22.8%
Depreciation and Amortization	(156)	(116)	34.0%	(145)	(109)	32.7%	(11)	(7)	54.8%	(189)	(150)	25.7%	(156)	(116)	34.0%	(189)	(150)	25.7%
Earnings before interest and Taxes - EBIT	323	303	6.6%	294	296	-0.8%	29	7	336.5%	503	491	2.5%	418	303	38.1%	599	491	21.9%
Financial Revenue	123	102	19.9%	119	101	18.1%	3	1	154.9%	151	139	8.5%	123	102	20.2%	151	139	8.8%
Financial Expenses	(244)	(269)	-9.3%	(229)	(251)	-9.0%	(15)	(17)	-12.7%	(436)	(475)	-8.2%	(244)	(269)	-9.3%	(436)	(475)	-8.2%
Net Financial Revenue (Expenses)	(121)	(166)	-27.2%	(109)	(150)	-27.3%	(12)	(16)	-26.5%	(285)	(336)	-15.2%	(121)	(166)	-27.4%	(285)	(336)	-15.3%
Equity Income	(2)	(1)	111.9%	(2)	(1)	111.9%	-	-	0.0%	(3)	3	0.0%	(2)	(1)	111.9%	(3)	3	-199.4%
Result from Permanent Assets	(14)	1 -		(15)	(1) -		1	2	-59.4%	(10)	1	0.0%	(14)	1	(19.70)	(10)	1	(13.77)
Nonrecurring Result	-	(49) -		-	(49)	-	-	-	-	-	(49)	-	-	(49)	-	-	(49)	-
Other Operating Revenue (Expenses)	23	6	294.2%	23	6	294.2%	-	-	-	16	(15)	-	23	6	294.2%	16	(15)	-212.6%
Income Before Income Tax	208	93	124.8%	190	100	90.3%	18	(7)	0.0%	222	95	134.6%	304	93	228.2%	318	95	235.7%
Income Tax	(64)	(1)	6273.3%	(65)	(3)	1992.4%	1	2	-65.6%	(73)	(9)	746.8%	(64)	(1)	0.0%	(73)	(9)	746.8%
Minority Interest - Noncontrolling	13	2	709.6%	13	2	709.6%	-	-	0.0%	9	5	90.6%	13	2	709.6%	9	5	90.6%
Net Income - Controlling Shareholders (1)	157	93	68.6%	138	98	40.6%	19	(5)	0.0%	159	91	74.5%	253	93	171.3%	255	91	179.7%
Net Income per Share										0.60	0.35					0.97	0.35
Nº of shares (million) ex-treasury shares										263	257					263	257

	GPA Food			GPA Food						GPA Consolidated			GPA Food IFRS			GPA Consolidated IFRS
% Net Sales Revenue				Reatil			Cash and Carry
	2Q12	2Q11		2Q12	2Q11		2Q12	2Q11		2Q12	2Q11		2Q12	2Q11		2Q12	2Q11
Gross Profit	25.7%	25.2%		27.8%	27.5%		14.6%	12.3%		26.3%	26.5%		26.8%	25.2%		26.9%	26.5%
Selling Expenses	15.8%	15.9%		17.0%	16.8%		9.8%	10.3%		17.1%	17.1%		15.6%	15.9%		16.9%	17.1%
General and Administrative Expenses	2.6%	2.6%		3.0%	3.0%		1.0%	0.6%		3.4%	3.8%		2.7%	2.6%		3.5%	3.8%
Total Operating Expenses	18.5%	18.5%		19.9%	19.8%		10.8%	10.9%		20.5%	20.8%		18.3%	18.5%		20.4%	20.8%
EBITDA	7.2%	6.7%		7.9%	7.7%		3.8%	1.5%		5.8%	5.7%		8.5%	6.7%		6.5%	5.7%
Depreciation and Amortization	2.4%	1.9%		2.6%	2.1%		1.0%	0.7%		1.6%	1.3%		2.3%	1.9%		1.6%	1.3%
EBIT	4.9%	4.9%		5.3%	5.6%		2.8%	0.7%		4.2%	4.4%		6.2%	4.9%		5.0%	4.4%
Net Financial Revenue (Expenses)	1.8%	2.7%		2.0%	2.8%		1.1%	1.7%		2.4%	3.0%		1.8%	2.7%		2.4%	3.0%
Result from Permanent Assets and Others	0.1%	0.7%		0.1%	0.8%		-0.1%	-0.2%		-0.1%	0.6%		0.1%	0.7%		-0.1%	0.6%
Income Before Income Tax	3.1%	1.5%		3.4%	1.9%		1.7%	0.8%		1.9%	0.8%		4.5%	1.5%		2.6%	0.8%
Income Tax	1.0%	0.0%		1.2%	0.1%		0.1%	0.2%		0.6%	0.1%		1.0%	0.0%		0.6%	0.1%
Minority Interest - noncontrolling	0.2%	0.0%		0.2%	0.0%		0.0%	0.0%		0.1%	0.0%		0.2%	0.0%		0.1%	0.0%
Net Income - Controlling Shareholders (1)	2.4%	1.5%		2.5%	1.9%		1.8%	-0.6%		1.3%	0.8%		3.8%	1.5%		2.1%	0.8%

(1) Net Income after noncontrolling shareholders

13/18

	INCOME STATEMENT (ex-real estate projects)									INCOME STATEMENT
	GPA Food			GPA Consolidated						GPA Food IFRS			GPA Consolidated IFRS
R$ - Million	1H12	1H11	Δ%	2Q12	2Q11	Δ%	1H12	1H11	Δ%	1H12	1H11	Δ	1H12	1H11	Δ
Gross Sales Revenue	14,709	13,569	8.4%	13,414	12,605	6.4%	27,073	24,978	8.4%	14,808	13,569	9.1%	27,172	24,978	8.8%
Net Sales Revenue	13,278	12,213	8.7%	11,939	11,270	5.9%	24,087	22,139	8.8%	13,376	12,213	9.5%	24,185	22,139	9.2%
Cost of Goods Sold	(9,849)	(9,107)	8.1%	(8,797)	(8,282)	6.2%	(17,688)	(16,303)	8.5%	(9,849)	(9,107)	8.1%	(17,688)	(16,303)	8.5%
Gross Profit	3,429	3,106	10.4%	3,142	2,987	5.2%	6,398	5,836	9.6%	3,527	3,106	13.6%	6,497	5,836	11.3%
Selling Expenses	(2,086)	(1,926)	8.3%	(2,039)	(1,922)	6.1%	(4,098)	(3,803)	7.8%	(2,086)	(1,926)	8.3%	(4,098)	(3,803)	7.8%
General and Administrative Expenses	(365)	(339)	7.7%	(411)	(424)	-3.0%	(845)	(809)	4.4%	(374)	(339)	10.4%	(854)	(809)	5.5%
Total Operating Expenses	(2,451)	(2,265)	8.2%	(2,450)	(2,346)	4.4%	(4,942)	(4,612)	7.2%	(2,460)	(2,265)	8.6%	(4,951)	(4,612)	7.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	978	841	16.2%	692	641	7.9%	1,456	1,224	19.0%	1,067	841	26.9%	1,545	1,224	26.3%
Depreciation and Amortization	(303)	(241)	25.6%	(189)	(150)	25.7%	(375)	(308)	21.7%	(303)	(241)	25.6%	(375)	(308)	21.7%
Earnings before interest and Taxes - EBIT	675	600	12.5%	503	491	2.5%	1,081	916	18.0%	764	600	27.4%	1,170	916	27.8%
Financial Revenue	228	195	17.4%	151	139	8.5%	296	272	8.8%	229	195	17.6%	297	272	9.0%
Financial Expenses	(492)	(523)	-5.8%	(436)	(475)	-8.2%	(917)	(934)	-1.8%	(492)	(523)	-5.8%	(917)	(934)	-1.8%
Net Financial Revenue (Expenses)	(264)	(328)	-19.6%	(285)	(336)	-15.2%	(621)	(662)	-6.2%	(263)	(328)	-19.7%	(620)	(662)	-6.2%
Equity Income	2	6	(0.68)	(3)	3	-	2	13	(0.83)	2	6	(0.68)	2	13	-83.5%
Result from Permanent Assets	(24)	1	-	(10)	1	-	(3)	1	-	(24)	1	-	(3)	1	-347.2%
Nonrecurring Result	-	(49)	-	-	(49)	-	-	(49)	-	-	(49)	-	-	(49)	-
Other Operating Revenue (Expenses)	23	0	-	16	(15)	-	15	(27)	-	23	0	-	15	(27)	-154.2%
Income Before Income Tax	412	231	78.7%	222	95	134.6%	474	192	146.7%	502	231	117.7%	564	192	193.4%
Income Tax	(115)	(3)	0.0%	(73)	(9)	746.8%	(156)	5	-	(115)	(3)	-	(156)	5
Minority Interest - Noncontrolling	27	12	134.9%	9	5	90.6%	14	26	-47.9%	27	12	134.9%	14	26	-47.9%
Net Income - Controlling Shareholders (1)	325	239	35.9%	159	91	74.5%	331	223	48.3%	414	239	73.5%	421	223	88.5%
Net Income per Share				0.60	0.35	70.7%	1.26	0.87	0.0%				1.60	0.87	84.4%
Nº of shares (million) ex-treasury shares				263	257		263	257					263	257

% Net Sales Revenue	GPA Food			GPA Consolidated						GPA Food IFRS			GPA Consolidated IFRS
	1H12	1H11		2Q12	2Q11		1H12	1H11		1H12	1H11		1H12	1H11
Gross Profit	25.8%	25.4%		26.3%	26.5%		26.6%	26.4%		26.4%	25.4%		26.9%	26.4%
Selling Expenses	15.7%	15.8%		17.1%	17.1%		17.0%	17.2%		15.6%	15.8%		16.9%	17.2%
General and Administrative Expenses	2.7%	2.8%		3.4%	3.8%		3.5%	3.7%		2.8%	2.8%		3.5%	3.7%
Total Operating Expenses	18.5%	18.5%		20.5%	20.8%		20.5%	20.8%		18.4%	18.5%		20.5%	20.8%
EBITDA	7.4%	6.9%		5.8%	5.7%		6.0%	5.5%		8.0%	6.9%		6.4%	5.5%
Depreciation and Amortization	2.3%	2.0%		1.6%	1.3%		1.6%	1.4%		2.3%	2.0%		1.6%	1.4%
EBIT	5.1%	4.9%		4.2%	4.4%		4.5%	4.1%		5.7%	4.9%		4.8%	4.1%
Net Financial Revenue (Expenses)	2.0%	2.7%		2.4%	3.0%		2.6%	3.0%		2.0%	2.7%		2.6%	3.0%
Result from Permanent Assets and Others	0.0%	-0.4%		-0.1%	-0.6%		0.0%	-0.3%		0.0%	-0.4%		0.0%	-0.3%
Income Before Income Tax	3.1%	1.9%		1.9%	0.8%		2.0%	0.9%		3.8%	1.9%		2.3%	0.9%
Income Tax	0.9%	0.0%		0.6%	0.1%		0.6%	0.0%		0.9%	0.0%		0.6%	0.0%
Minority Interest - noncontrolling	0.2%	-0.1%		0.1%	0.0%		0.1%	-0.1%		0.2%	-0.1%		0.1%	-0.1%
Net Income - Controlling Shareholders (1)	2.4%	2.0%		1.3%	0.8%		1.4%	1.0%		3.1%	2.0%		1.7%	1.0%

(1) Net Income after noncontrolling shareholders

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Statement of Cash Flow
(R$ million)	GPA Consolidated
	06.30.2012	06.30.2011

Net Income for the period	407	197
Adjustment for Reconciliation of Net Income	-	-
Deferred Income Tax	53	(41)
Income of Permanent Assets Written-Off	3	(29)
Depreciation and Amortization	392	308
Interests and Exchange Variation	563	250
Net profit/loss on shareholder interest	(24)	-
Adjustment to Present Value	(1)	(12)
Equity Income	(2)	(13)
Provision for Contingencies	67	62
Provision for low and losses of fixed assets	(0)	36
Share-Based Compensation	19	13
Allowance for Doubtful Accounts	195	91
Swap revenue	(97)	-
	1,575	863
Asset (Increase) Decreases
Accounts Receivable	299	(863)
Inventories	545	(2)
Taxes recoverable	(215)	(444)
Financial Instrument - Rede Duque	(51)	-
Other Assets	(82)	293
Marketable Securities	-	659
Related Parties	(59)	(203)
Judicial Deposits	(96)	(87)
	340	(648)
Liability (Increase) Decrease
Suppliers	(1,653)	(831)
Payroll and Charges	78	56
Taxes and contributions	(200)	382
Other Accounts Payable	(79)	(132)
	(1,854)	(526)
Net Cash Generated from (Used in) Operating Activities	61	(310)

Cash Flow from Investment and Financing Activities
	GPA Consolidated
(R$ million)	06.30.2012	06.30.2011

Net cash from acquisitions	0	-
Acquisition of Companies	3	-
Capital Increase in Subsidiaries	0	-
Acquisition of Property and Equipment	(557)	(532)
Increase of Intangible Asset	(30)	(82)
Sale of Property and Equipment	37	29
Net Cash Generated from (used in) Investment Activities	(547)	(584)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	13	12
Increase in Minority Interest	-	-
Financiamentos	-	-
Funding and Refinancing	4,570	4,010
Payments	(3,326)	(2,394)
Interest Paid	(136)	(451)
Dividend Payments	(131)	(137)
Net Cash Generated from (used in) Financing Activities	990	1,040
Cash and Cash Equivalents at the Beginning of the Year	4,970	3,818
Cash and Cash Equivalents at the End of the Year	5,473	3,963
Change in Cash and Cash Equivalent	503	145

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	Breakdown of Gross Sales by Format (ex-real estate projects)

(R$ million)	2Q12%		2Q11%		Δ	1H12%		1H11%		Δ

Pão de Açúcar	1,374	10.2%	1,286	10.2%	6.8%	2,722	10.1%	2,498	10.0%	9.0%
Extra Hiper (1)	3,368	25.1%	3,068	24.3%	9.8%	6,779	25.0%	6,026	24.1%	12.5%
Extra Supermercado	1,084	8.1%	1,177	9.3%	-7.9%	2,228	8.2%	2,409	9.6%	-7.5%
Assaí	1,142	8.5%	1,028	8.2%	11.1%	2,273	8.4%	1,939	7.8%	17.3%
Others Business (2)	371	2.8%	369	2.9%	0.5%	708	2.6%	697	2.8%	1.6%
GPA Food	7,339	54.7%	6,928	55.0%	5.9%	14,709	54.3%	13,569	54.3%	8.4%

Viavarejo (3)	6,075	45.3%	5,676	45.0%	7.0%	12,364	45.7%	11,409	45.7%	8.4%
GPA Consolidated	13,414	100.0%	12,605	100.0%	6.4%	27,074	100.0%	24,978	100.0%	8.4%

	Breakdown of Net Sales by Format (ex-real estate projects)

(R$ million)	2Q12%		2Q11%		Δ	1H12%		1H11%		Δ

Pão de Açúcar	1,232	10.3%	1,152	10.2%	6.9%	2,445	10.2%	2,243	10.1%	9.0%
Extra Hiper (1)	2,992	25.1%	2,716	24.1%	10.2%	6,023	25.0%	5,339	24.1%	12.8%
Extra Supermercado	988	8.3%	1,064	9.4%	-7.2%	2,031	8.4%	2,183	9.9%	-7.0%
Assaí	1,043	8.7%	933	8.3%	11.7%	2,078	8.6%	1,760	7.9%	18.1%
Others Business (2)	366	3.1%	363	3.2%	0.9%	701	2.9%	688	3.1%	2.0%
GPA Food	6,621	55.5%	6,229	55.3%	6.3%	13,278	55.1%	12,213	55.2%	8.7%

Viavarejo (3)	5,318	44.5%	5,041	44.7%	5.5%	10,809	44.9%	9,925	44.8%	8.9%
GPA Consolidated	11,938	100.0%	11,270	100.0%	5.9%	24,087	100.0%	22,138	100.0%	8.8%

(1) Includes M inimercado Extra sales.
(2) Includes Gas Station and Drugstores sales.
(3) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

Sales Breakdown (% of Net Sales ex-real estate projects)
	GPA Food				GPA Consolidated
	2Q12	2Q11	1H12	1H11	2Q12	2Q11	1H12	1H11
Cash	52.8%	51.9%	53.0%	52.6%	40.0%	40.3%	37.7%	41.1%
Credit Card	39.8%	40.4%	39.5%	39.7%	49.2%	48.3%	45.9%	47.6%
Food Voucher	7.3%	7.4%	7.3%	7.5%	4.0%	4.1%	3.7%	4.5%
Credit	0.1%	0.2%	0.1%	0.2%	6.9%	7.3%	6.4%	6.8%
Post-Dated Checks	0.1%	0.2%	0.1%	0.2%	0.1%	0.1%	0.1%	0.1%
Payment Book	0.0%	0.0%	0.0%	0.0%	6.8%	7.1%	6.3%	6.7%

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	Stores Openings/Closings per Format
	03/31/2012	Opened	Closed	06/30/2012

Pão de Açúcar	158	1		159
Extra Hiper	133	1		134
Extra Supermercado	204			204
Minimercado Extra	71	1	-3	69
Assaí	60		-1	59
Ponto Frio	400	3		403
Casas Bahia	544	3		547
Other Business	232	5	-1	236
Gas Satation	78			78
Drugstores	154	5	-1	158
GPA Consolidated	1,802	14	-5	1,811
Sale Area ('000 m2 )	2,830			2,837
# of employees ('000)	149			149

17/18

2Q12 Results Conference Call and Webcast

Tuesday, July 24, 2012

11:00 a.m. (Brasília time) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous interpreting)

+1 (516) 300-1066

Webcast: http://www.gpari.com.br

Replay

+55 (11) 3127-4999

Code for audio in Portuguese: 80024592

Code for audio in English: 29581300

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.globex.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter – Media

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia:(11) 3003-8889

"The financial information contained in the financial statements are presented in accordance with accounting practices adopted in Brazil and refer to the second quarter of 2012 (2Q12), except where otherwise noted, with comparisons made over the same period last year."

"Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors."

"For the calculation of " EBITDA" Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended June 2012 was 4.92%

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br).Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

18/18

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 24, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.